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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

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                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


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                            CARRIZO OIL & GAS, INC.
             (Exact name of registrant as specified in its charter)

                              TEXAS                                                76-0415919
            (State of incorporation or organization)                  (I.R.S. Employer Identification No.)

                 14811 ST. MARY'S LANE, SUITE 148
                          HOUSTON, TEXAS                                             77079
             (Address of principal executive offices)                              (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

                                                                                       Name of each exchange on which
Title of each class to be so registered                                                each class is to be registered
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
                 NONE                                                                           NOT APPLICABLE

         If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please
check the following box.                                                   [   ]

         If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to
General Instruction A.(c)(2), please check the following box.              [   ]

Securities to be registered pursuant to Section 12(g) of the Act:

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                                (title of class)
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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         The authorized capital stock of Carrizo Oil & Gas, Inc., a Texas corporation (the "Company"), consists of 40,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock. The following description of certain provisions of the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation") and the Company's Amended and Restated Bylaws (the "Bylaws") are necessarily general and do not purport to be complete and are qualified in their entirety by reference to the Articles of Incorporation and Bylaws, which are included as exhibits to this Registration Statement on Form 8-A.

COMMON STOCK

         Holders of Common Stock are entitled to one vote per share with respect to all matters required by law to be submitted to shareholders of the Company. Holders of Common Stock have no preemptive rights to purchase or subscribe for securities of the Company, and the Common Stock is not convertible or subject to redemption by the Company.

         Subject to the rights of the holders of any class of capital stock of the Company having any preference or priority over the Common Stock, none of which are outstanding as of the date of the filing of this Registration Statement on Form 8-A, the holders of the Common Stock are entitled to dividends in such amounts as may be declared by the Board of Directors of the Company from time to time out of funds legally available for such payments and, in the event of liquidation, dissolution or winding up of the Company, to share ratably in any assets of the Company remaining after payment in full of all creditors and provisions for any liquidation preferences on any outstanding stock ranking prior to the Common Stock.

         American Securities Transfer & Trust, Inc. is the registrar and transfer agent for the Common Stock.

PREFERRED STOCK

         The Board of Directors, without further action by the shareholders, is authorized to issue up to 10 million shares of Preferred Stock in one or more series and to fix and determine as to any series all the relative rights and preferences of shares in such series, including, without limitation, preferences, limitations or relative rights with respect to such series. The Company has no present intention to issue any Preferred Stock, but may determine to do so in the future.

         The issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could adversely affect the voting power of the Common Stock, discourage an unsolicited acquisition proposal or make it more difficult for a third party to gain control of the Company. For instance, the issuance of a series of Preferred Stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the





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shareholders.  In addition, under certain circumstances, the issuance of
Preferred Stock could adversely affect the voting power of the holders of the Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the shareholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek shareholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or the rules of the Nasdaq National Market.

SPECIAL MEETINGS

         Special Meetings of the shareholders of the Company may be called by the chairman of the board, the president, the Board of Directors or by shareholders holding not less than 50% of the outstanding voting stock of the Company.

VOTING

         Holders of Common Stock are entitled to cast one vote per share on matters submitted to a vote of shareholders and do not have cumulative voting rights. Each director will be elected annually. Because the Common Stock does not have cumulative voting rights, the holders of more than 50% of the shares may, if they choose to do so, elect all of the directors and, in that event, the holders of the remaining shares will not be able to elect any directors.

         Subject to any additional voting rights that may be granted to holders of future classes or series of stock, the Company's Articles of Incorporation and/or Texas law requires the affirmative vote of holders of 66 2/3% of the outstanding shares entitled to vote thereon to approve any merger, consolidation or share exchange, any disposition of the assets of the Company or any dissolution of the Company and requires the affirmative vote of holders of a majority of the outstanding shares entitled to vote thereon to approve any amendment to the Articles of Incorporation or any other matter for which a shareholder vote is required by the Texas Business Corporation Act. If any class or series of shares is entitled to vote as a class with regard to the above-described events, the vote required will be the affirmative vote of the holders of a majority of the outstanding shares within each class or series of shares entitled to vote thereon as a class and at least a majority of the outstanding shares of capital stock otherwise entitled to vote thereon.

         Approval of any other matter not described above that is submitted to the shareholders requires the affirmative vote of the holders of a majority of the shares of Common Stock entitled to vote on, and that voted for or against or expressly abstained with respect to, that matter at a meeting at which a quorum is present. The holders of a majority of the shares entitled to vote will constitute a quorum at meetings of shareholders.





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         The Company's Bylaws provide that shareholders who wish to nominate directors or to bring business before a shareholders' meeting must notify the Company and provide certain pertinent information at least 80 days before the meeting date (or within ten days after public announcement pursuant to the Bylaws of the meeting date, if the meeting date has not been publicly announced at least 90 days in advance).

         The Company's Articles of Incorporation and Bylaws provide that following the Company's public offering of shares of its Common Stock pursuant to the Registration Statement on Form S-1, as amended (Registration No. 333-29187), no director may be removed from office, except for cause and upon the affirmative vote of the holders of a majority of the outstanding shares of all capital stock of the Company entitled to vote generally in the election of the Company's directors. The following constitute "cause": (i) such director has been convicted, or is granted immunity to testify where another has been convicted, of a felony; (ii) such director has been found to be grossly negligent or guilty of willful misconduct in the performance of duties to the Company by a court or by the affirmative vote of a majority of all other directors; (iii) such director is adjudicated mentally incompetent; or (iv) such director has been found by a court or by the affirmative vote of a majority of all other directors to have breached his duty of loyalty to the Company or its shareholders or to have engaged in a transaction with the Company from which such director derived an improper personal benefit.

BUSINESS COMBINATION LAW

         The Company will be subject to Part Thirteen (the "Business Combination Law") of the Texas Business Corporation Act, which takes effect September 1, 1997. In general, the Business Combination Law prevents an "affiliated shareholder" (defined generally as a person that is or was within the preceding three-year period the beneficial owner of 20% or more of a corporation's outstanding voting shares) or its affiliates or associates from entering into or engaging in a "business combination" (defined generally to include (i) mergers or share exchanges, (ii) dispositions of assets having an aggregate value equal to 10% or more of the market value of the assets or of the outstanding common stock or representing 10% or more of the earning power or net income of the corporation, (iii) certain issuances or transactions by the corporation that would increase the affiliated shareholder's number of shares of the corporation, (iv) certain liquidations or dissolutions, and (v) the receipt of tax, guarantee, loan or other financial benefits by an affiliated shareholder other than proportionately as a shareholder of the corporation) with an "issuing public corporation" (defined generally as a Texas corporation with 100 or more shareholders, any voting shares registered under the Securities Exchange Act of 1934 or any voting shares qualified for trading in a national market system) during the three-year period immediately following the affiliated shareholder's acquisition of shares unless (a) before the date such person became an affiliated shareholder, the board of directors of the issuing public corporation approves the business combination or the acquisition of shares made by the affiliated shareholder on such date or (b) not less than six months after the date such person became an affiliated shareholder, the business combination is approved by the affirmative vote of holders of at least two-thirds of the issuing public corporation's outstanding voting shares not beneficially owned by the affiliated shareholder or its





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affiliates or associates.  The Business Combination Law does not apply to a business combination of an issuing public corporation that elects not be governed thereby through either its original articles of incorporation or bylaws or by an amendment thereof. The Company's original articles and bylaws do not so provide, nor does the Company currently intend to make any such amendments. As a result of the approval of the Board of Directors of the acquisition of shares by the current shareholders of the Company, none of Steven A. Webster, Douglas A. P. Hamilton, Paul B. Loyd, Jr. or Frank A. Wojtek (those shareholders of the Company owning 20% or more of the outstanding voting shares prior to the Company's public offering of shares of its Common Stock pursuant to the Registration Statement on Form S-1, as amended (Registration No. 333-29187), and the Combination Transactions described therein) will be subject to the restrictions imposed on affiliated shareholders by the Business Combination Law.

LIMITATION OF DIRECTOR LIABILITY AND INDEMNIFICATION ARRANGEMENTS

         The Articles of Incorporation of the Company contain a provision that limits the liability of the Company's directors as permitted by the Texas Business Corporation Act. The provision eliminates the personal liability of a director to the Company and its shareholders for monetary damages for an act or omission in the director's capacity as a director. The provision does not change the liability of a director for breach of his duty of loyalty to the Company or to shareholders, acts or omissions not in good faith that involve intentional misconduct or a knowing violation of law, an act or omission for which the liability of a director is expressly provided for by an applicable statute, or in respect of any transaction from which a director received an improper personal benefit. Pursuant to the Articles of Incorporation, the liability of directors will be further limited or eliminated without action by shareholders if Texas law is amended to further limit or eliminate the personal liability of directors.

         The Company's Bylaws provide for the indemnification of its officers and directors, and the advancement to them of expenses in connection with proceedings and claims, to the fullest extent permitted by the Texas Business Corporation Act. The Company has also entered into indemnification agreements with each of its directors and certain of its officers that contractually provide for indemnification and expense advancement and include related provisions meant to facilitate the indemnitee's receipt of such benefits. In addition, the Company may purchase directors' and officers' liability insurance policies for its directors and officers in the future. The Bylaws and such agreements with directors and officers provide for indemnification for amounts
(i) in respect of the deductibles for such insurance policies, (ii) that exceed the liability limits of such insurance policies and (iii) that are available, were available or become available to the Company or are generally available to companies comparable to the Company but which the officers or directors of the Company determine is inadvisable for the Company to purchase, given the cost involved of the Company. Such indemnification may be made even though directors and officers would not otherwise be entitled to indemnification under other provisions of the Bylaws or such agreements.





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ITEM 2.        EXHIBITS

               The following exhibits are filed as part of this Registration Statement on Form 8-A:

*3.1   Amended and Restated Articles of Incorporation of the Company
               (incorporated herein by reference to Exhibit 3.1 of the Registration Statement on Form S-1 (Registration No. 333-29187)).

 3.2   Amended and Restated Bylaws of the Company, as amended by Amendment
               No. 1.

*4.1   Form of certificate representing Common Stock  (incorporated herein by reference to Exhibit 4.1 of the Registration Statement on Form S-1 (Registration No. 333-29187)).


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 *       Incorporated by reference as indicated pursuant to Rule 12b-32.





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                                   SIGNATURE


                 Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                              CARRIZO OIL & GAS, INC.



Date: July 31, 1997                      By:     /s/ FRANK A. WOJTEK
                                              ----------------------------------
                                                     Frank A. Wojtek
                                                     Chief Financial Officer





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                               INDEX TO EXHIBITS

Exhibit
Number                            Description
-------                           -----------
 *3.1     Amended and Restated Articles of Incorporation of the Company
               (incorporated herein by reference to Exhibit 3.1 of the Registration Statement on Form S-1 (Registration No. 333-29187)).

  3.2     Amended and Restated Bylaws of the Company, as amended by Amendment
               No. 1.

 *4.1     Form of certificate representing Common Stock  (incorporated herein by reference to Exhibit 4.1 of the Registration Statement on Form S-1 (Registration No. 333-29187)).


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 *       Incorporated by reference as indicated pursuant to Rule 12b-32.